UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/C

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. ____)

Crucell N.V.
(Name of Subject Company)
Crucell N.V.
(Names of Persons Filing Statement)
American Depositary Shares, each representing one ordinary share, par value € 0.24
(Title of Class of Securities)
228769105
(CUSIP Number of Class Securities)
Onno Krap, Vice President Finance +31 71 519 9226, onno.krap@crucell.com Archimedesweg 4-6, 2333 CN, Leiden, The Netherlands
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Johnson & Johnson and Crucell Reach Agreement on Intended Public Offer of €24.75 per Ordinary Share of Crucell

Johnson & Johnson's resources and international reach will accelerate Crucell's growth and further expand its potential

New Brunswick, N.J., and Leiden, the Netherlands, 6 October 2010 - Johnson & Johnson (NYSE: JNJ) and Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced an agreement whereby Johnson & Johnson, through an affiliate, would acquire all outstanding equity of Crucell that it does not already own for approximately € 1.75 billion in a recommended cash tender offer (the Offer).

Crucell is a global biopharmaceutical company focused on the research & development, production and marketing of vaccines and antibodies against infectious disease worldwide. The Company currently markets vaccines in the paediatric, travel, endemic and respiratory fields and has several vaccines in clinical development.

After consummation of the Offer Johnson & Johnson expects to maintain Crucell's existing facilities, to retain Crucell's senior management and, generally, to maintain current employment levels. Johnson & Johnson also intends to keep Crucell as the center for vaccines within the Johnson & Johnson pharmaceutical group, and to maintain Crucell's headquarters in Leiden.

Johnson & Johnson currently owns 17.9% of Crucell's outstanding shares. In addition, in September 2009 Johnson & Johnson entered into an agreement with Crucell to develop a universal influenza monoclonal antibody and a universal flu vaccine for the treatment and prevention of influenza, as well as a long-term innovation collaboration for the development of monoclonal antibodies and/or vaccines directed against up to three other infectious and non-infectious disease targets.

"Johnson & Johnson and Crucell share a commitment to improving the lives of people worldwide," said Paul Stoffels, Global Head, Pharmaceutical Research and Development, Johnson & Johnson. "This potential combination would provide us with a new platform for growth and advances our goal to deliver integrated health care solutions, with particular emphasis on prevention. Operational excellence in manufacturing and supply chain has made Crucell an established and reliable supplier of vaccines, in particular to emerging markets. We hope to build on those capabilities, and the expertise and talent of Crucell's employees to continue making a difference in the lives of people worldwide."

"I am looking forward to Crucell becoming a Johnson & Johnson company. I am particularly excited that, by retaining our innovative and entrepreneurial culture and dedicated employees, combined with the strength of Johnson & Johnson, we can further accelerate and expand our product and pipeline development, as well as our ability to provide vaccines to people around the world", said Ronald Brus, Chief Executive Officer of Crucell.

Under the terms of the agreement, Johnson & Johnson, through a wholly-owned subsidiary, will initiate a recommended public offer under Dutch law to purchase all outstanding ordinary shares of Crucell not already owned by Johnson & Johnson and its affiliates for €24.75 per share (the Offer Price). The Offer Price assumes that, consistent with Crucell's prior practice and the terms of the merger agreement, no dividends will be declared and/or paid with respect to Crucell's ordinary shares. The financing of the Offer is not subject to third party conditions or contingencies.

The Supervisory Board and the Management Board of Crucell unanimously support the Offer, which represents a premium of 58% over the closing price of €15.70 as of September 16, 2010 and a premium of 63% over the 30 day average of €15.20 as of September 16, 2010. Both Boards believe the Offer is in the best interest of Crucell and its stakeholders including its shareholders, partners and employees, and unanimously recommend that Crucell's shareholders tender their shares into the Offer, when made, and to vote in favour of the resolutions to be proposed in connection with the Offer at the Extraordinary General Meeting of Shareholders (EGM) of Crucell to be held during the acceptance period of the Offer. The Board of Directors of Johnson & Johnson has also approved the transaction.

Upon closing, the transaction is expected to have a dilutive impact to Johnson & Johnson's 2011 earnings per share of approximately $0.03 - $0.05. The Offer Memorandum is expected to be published by the end of November 2010 and the transaction is expected to close in the first quarter of 2011.

Corporate governance

Following completion of the Offer, the Supervisory Board of Crucell will consist of nine individuals designated by Johnson & Johnson and two individuals who currently serve on the Supervisory Board of Crucell, who will act as independent directors. The two independent directors will, in accordance with Dutch practice, act as independent supervisory directors to protect the interest of any minority shareholders for such time as is necessary for Johnson & Johnson to acquire full ownership of Crucell's outstanding shares and to finalize any post offer restructuring as described below. At the completion of the Offer, the composition of the Management Board of Crucell will remain the same.

Offer process

The relevant bodies and authorities (such as the relevant employee representative bodies, the Dutch Social and Economic Council (SER) and the relevant anti-trust authorities) have been or will be informed and/or consulted (as applicable) as customary in a transaction of this kind and appropriate filing will be made with the Dutch Authority for the Financial Markets and the U.S. Securities & Exchange Commission.

An EGM will be convened to inform the shareholders about the Offer and to adopt certain resolutions concerning the future governance of Crucell that are conditions to the consummation of the Offer. If the Offer is declared unconditional, Crucell intends to promptly terminate its listings on NYSE Euronext Amsterdam, NASDAQ and the Swiss Exchange. If Johnson & Johnson acquires 95% of Crucell's shares (including the shares already held by Johnson & Johnson and its affiliates), Johnson & Johnson will initiate squeeze-out proceedings to obtain 100% of Crucell's shares. If Johnson & Johnson acquires less than 95% but at least 80% of Crucell's shares, Johnson & Johnson may utilize all other available legal measures in order to acquire full ownership of Crucell's outstanding shares and/or its business, including, after having obtained a favourable Internal Revenue Service (IRS) ruling with respect to certain tax matters, a proposed sale of Crucell's entire business by Crucell to a Johnson & Johnson affiliate followed by other appropriate steps.

Pre-Offer and Offer conditions

The commencement of the Offer will be subject to customary pre-offer conditions including Crucell having obtained works council advice and receipt of a Dutch tax ruling with respect to certain Dutch tax matters. The consummation of the Offer will be subject to a minimum acceptance level of at least 95% of Crucell's shares, which will be reduced to 80% in the event that (i) a favourable IRS ruling is obtained by Johnson & Johnson with respect to certain tax matters and (ii) proxies are received from at least 80% of Crucell's shares allowing Johnson & Johnson to vote, at a second EGM to be held shortly after the settlement of the Offer, in favour of a proposed sale of Crucell's entire business by Crucell to a Johnson & Johnson affiliate following the consummation of the Offer. In addition, the consummation of the Offer is subject to offer conditions customary for transactions of this type, including, antitrust clearance under applicable anti-trust laws, the absence of breaches of the agreement or of Crucell's representations and warranties, the absence of a material adverse effect to Crucell occurring prior to the consummation of the Offer and the merger agreement not being terminated.

Fairness opinion

Barclays Capital has acted as a financial advisor to Crucell and rendered a fairness opinion in connection with the Offer.

Lazard B.V. has acted as an independent financial advisor to the Supervisory Board of Crucell and rendered a fairness opinion in connection with the Offer.

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell's core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. The Company employs over 1300 people. For more information, please visit www.crucell.com.

About Johnson & Johnson

Caring for the world, one person at a time....inspires and unites the people of Johnson & Johnson. We embrace research and science - bringing innovative ideas, products and services to advance the health and well-being of people. Our approximately 114,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day throughout the world.

This joint press release is issued pursuant to the provisions of Section 5 paragraph 1 and section 7 paragraph 4 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft).

This document does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-looking statements

(This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson's and Crucell's expectations and projections. Risks and uncertainties include the fact that the transaction is conditioned on the successful tender of the outstanding ordinary shares of Crucell, the receipt of required government and regulatory approvals, and certain other customary closing conditions; general industry conditions and competition; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations affecting domestic and foreign operations; and trends toward health care cost containment. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson's ability to successfully integrate the products and employees of Johnson & Johnson and Crucell as well as the ability to ensure continued performance or market growth of Crucell's products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Crucell can be found in Exhibit 99 of Johnson & Johnson's Annual Report on Form 10-K for the fiscal year ended January 3, 2010, and Crucell's Annual Report/ Form 20-F for the fiscal year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on April 7, 2010, as well as other subsequent filings. Crucell prepares its financial statements under International Financial Reporting Standards (IFRS). Copies of these filings are available online at www.sec.gov, www.jnj.com, www.crucell.com, or on request from Johnson & Johnson or Crucell. Neither Johnson & Johnson nor Crucell undertakes to update any forward-looking statements as a result of new information or future events or developments.)

For further information please contact:

Crucell N.V. - Media & Investors
Oya Yavuz
Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

Johnson & Johnson - Media
Karen Manson	Bill Price
Mob. + 32 479 89 47 99	Tel. +1 (732) 524 6623
Mob. +1 (732) 668 3735

Johnson & Johnson - Investors
Louise Mehrotra	Stan Panasewicz
Tel. +1 (732) 524 6491	Tel. +1 (732) 524 2524

HOLDERS OF CRUCELL N.V. ("CRUCELL") AMERICAN DEPOSITARY SHARES AND HOLDERS OF CRUCELL SHARES WHO ARE LOCATED IN THE UNITED STATES ARE ADVISED TO READ CRUCELL’S SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) REGARDING THE OFFER OF JOHNSON & JOHNSON TO ACQUIRE CRUCELL SHARES AND AMERICAN DEPOSITARY SHARES WHEN SUCH STATEMENT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

HOLDERS OF CRUCELL AMERICAN DEPOSITARY SHARES AND HOLDERS OF CRUCELL SHARES MAY OBTAIN FREE COPIES OF CRUCELL’S SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CRUCELL REGARDING JOHNSON & JOHNSON’S OFFER TO ACQUIRE CRUCELL SHARES AND AMERICAN DEPOSITARY SHARES AT THE SEC’S WEBSITE AT WWW.SEC.GOV.